UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor

London, EC2A 1AF

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On July 26, 2024, International Game Technology PLC (NYSE:IGT), a public limited company incorporated under the laws of England and Wales (the “Company” or “IGT”) entered into definitive agreements with Everi Holdings Inc., a Delaware corporation (NYSE: EVRI) (“Everi”), Ignite Rotate LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Company (“Spinco”), Voyager Parent, LLC, a Delaware limited liability company (“Buyer”), and Voyager Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Buyer (“Buyer Sub”), with respect to certain transactions (the “Proposed Transaction”) pursuant to which, among other things, and subject to the terms and conditions of those definitive agreements discussed below, (i) the Company will transfer (or cause to be transferred) to Spinco substantially all of the assets, and Spinco will assume substantially all of the liabilities, of the Company’s Gaming and Digital business (the “Spinco Business”) (the “Separation”), (ii) immediately following the completion of the Separation, prior to, but substantially concurrently with, the Merger Effective Time (as defined below), Buyer will purchase and acquire from the Company, and the Company will sell to Buyer, all of the outstanding units of Spinco (the “Spinco Units”) for a purchase price of $4,050,000,000, subject to adjustment in accordance with the terms and conditions set forth in the Separation Agreement (as defined below), and (iii) at the Merger Effective Time, Buyer Sub will be merged with and into Everi (the “Merger”), with Everi surviving the Merger as a direct wholly owned subsidiary of Buyer, and all of the issued and outstanding shares of Everi common stock will be converted into the right to receive $14.25 in cash per share of Everi common stock, paid in accordance with the terms and conditions set forth in the Merger Agreement (as defined below). Buyer is a newly formed holding company owned by funds managed by affiliates of Apollo Global Management, Inc. (“Apollo”).

De Agostini S.p.A., a società per azioni organized under the laws of Italy, the majority shareholder of the Company (“De Agostini”), has entered into a letter agreement with an affiliate of Buyer, pursuant to which De Agostini will make a minority investment in an indirect parent of Buyer that will own all of the outstanding Spinco Units following the Equity Sale (as defined below) and Everi following the Merger.

The definitive agreements (the “Proposed Transaction Agreements”) entered into by the Company and/or Spinco in connection with the Proposed Transaction include: (i) a Separation and Sale Agreement by and among the Company, Spinco, Everi and Buyer (the “Separation Agreement”); (ii) an Agreement and Plan of Merger by and among the Company, Spinco, Everi, Buyer and Buyer Sub (the “Merger Agreement”); (iii) an Employee Matters Agreement by and among the Company, Spinco, Everi and Buyer (the “Employee Matters Agreement”); (iv) a Real Estate Matters Agreement by and among the Company, Spinco, Everi and Buyer (the “Real Estate Matters Agreement”); (v) a Tax Matters Agreement by and among the Company, Spinco, Everi and Buyer (the “Tax Matters Agreement”); and (vi) a Support Agreement by and among the Company, Spinco, Everi, Buyer and De Agostini, each dated as of July 26, 2024.

Concurrently and effective upon the execution and delivery of the Proposed Transaction Agreements, the Company, Everi and De Agostini are entering into a Mutual Termination Agreement, dated as of July 26, 2024, pursuant to which the Company, Everi and De Agostini have agreed to mutually terminate (a) that certain Agreement and Plan of Merger, dated as of February 28, 2024, by and among the Company, Spinco, Everi and Ember Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Everi (“Everi Sub”), (b) that certain Separation and Distribution Agreement, dated as of February 28, 2024, by and among the Company, Spinco, International Game Technology, a Nevada corporation and a direct wholly owned subsidiary of the Company (“Gaming Holdco”), and Everi, (c) that certain Employee Matters Agreement, dated as of February 28, 2024, by and among the Company, Spinco, Gaming Holdco and Everi, (d) that certain Tax Matters Agreement, dated as of February 28, 2024, by and among the Company, Spinco, Gaming Holdco and Everi, (e) that certain Real Estate Matters Agreement, dated as of February 28, 2024, by and among the Company, Spinco, Gaming Holdco and Everi and (f) that certain Voting and Support Agreement, dated as of February 28, 2024, by and among the Company, Spinco, Everi and De Agostini. There were no termination or other penalties surrounding the termination of such agreements described in this paragraph.

Additionally, the commitments under that certain Commitment Letter, dated as of February 28, 2024 and amended and restated as of March 29, 2024, among the Commitment Parties (as defined therein), Everi and Spinco were terminated by Everi and Spinco on July 26, 2024 pursuant to the terms of the Commitment Letter.

Separation and Sale Agreement

The Separation Agreement sets forth the terms and conditions regarding, among other things, the Separation and the sale of all of the Spinco Units from the Company to Buyer (the “Equity Sale”). The terms and conditions include, among other things, the restructuring and the transfer of assets and assumption of liabilities by the Company and Spinco and their respective subsidiaries in accordance with the separation plan as provided in the Separation Agreement to result in Spinco owning substantially all of the assets and assuming substantially all of the liabilities of the Spinco Business, and the Company owning substantially all of the assets and assuming substantially all of the liabilities of the Company’s business other than the Spinco Business. The parties will procure satisfaction of Spinco and the Company’s existing credit support instrument release conditions at the closing of the Equity Sale, as applicable, and may be required to provide further cash or collateral to existing credit support beneficiaries.

Upon the consummation of the Equity Sale and subject to the conditions set forth in the Separation Agreement and Merger Agreement, Buyer will pay the Company a purchase price equal to $4,050,000,000 in cash, subject to certain customary adjustments for pre-Closing estimates of cash, debt, working capital and other adjustments with respect to potential assets and liabilities not transferring from the Company to the Spinco Business (the “Purchase Price”), in each case, as more fully set forth in the Separation Agreement.

The Separation Agreement also governs certain aspects of the relationship between Spinco, Everi and Buyer after the closing of the Equity Sale and the Merger (the “Closing”), including, among other things, provisions with respect to the release of claims, indemnification, restrictive covenants, guarantees, insurance, access to information, record retention and obligations of the Company with respect to completing certain stand-up activities to the extent not completed prior to the Closing in accordance with the Separation Agreement. Both the Company and Buyer will be subject to two years of mutual non-solicitation obligations, and the Company will be subject to a four-year non-compete in favor of Buyer. The parties will have ongoing indemnification obligations under the Separation Agreement from and after the Closing with respect to the liabilities related to Spinco assumed by Buyer through Spinco, and the liabilities related to the Company agreed to be retained by the Company, as applicable. The Separation Agreement provides that, following the effectiveness of the Closing, Buyer and the Company will guarantee the obligations of their respective subsidiaries under the transaction documents which pursuant to their terms arise at or after the Closing with respect to obligations to be performed after the effectiveness of the Equity Sale.

The foregoing description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Separation Agreement, which is filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

Merger Agreement

As noted above, the Merger Agreement provides for, among other things, the merger of Buyer Sub with and into Everi, with Everi as the surviving corporation. As a result of the Merger, Everi would become a direct wholly owned subsidiary of Buyer. In addition, as noted above, prior to the Merger Effective Time, it is contemplated that the Company will effect the Separation and the sale of all of the outstanding Spinco Units pursuant to the Separation Agreement as further described above.

In the Merger, each share of Everi common stock that is issued and outstanding immediately prior to the effective time of the Merger (the “Merger Effective Time”) will be cancelled, cease to exist and be converted automatically into the right to receive $14.25 in cash per share of Everi common stock, subject to adjustment in the event of any stock or interest split, division or subdivision of shares, stock dividend, reverse stock split, combination of shares, reclassification, recapitalization or other similar transaction with respect to Everi common stock.

Consummation of the Merger is subject to various and customary conditions, including, among other things: the accuracy of representations and warranties and compliance with covenants, subject to certain customary exceptions; approval by the stockholders of Everi; the consummation of the Separation; and the receipt of regulatory approvals. The Merger Agreement provides that the parties will use their reasonable best efforts and take other actions to obtain the specified regulatory approvals for the Proposed Transaction, subject to certain exceptions as set forth in the Merger Agreement. Assuming the satisfaction of the conditions set forth in the Merger Agreement, the Company expects the Merger to close by the end of the third quarter of 2025.

The Company, Spinco and Everi each make certain customary representations, warranties and covenants, as applicable, in the Merger Agreement, including covenants with respect to the conduct of the Spinco Business and the business of Everi and its subsidiaries, as applicable, during the period between signing and the earlier of the termination of the Merger Agreement and the Closing. Each of the Company and Everi also covenants, among other things, that neither party nor any of its subsidiaries will (i) solicit certain alternative transactions or (ii) enter into discussions concerning, or provide information or data in connection with, such alternative transactions (except under limited circumstances described in the Merger Agreement, including where such party’s board of directors has received an unsolicited proposal that could reasonably be expected to lead to a superior proposal and failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to certain notice conditions); provided that the Company may solicit or enter into discussions concerning, or provide information or data in connection with, transactions with respect to the business of the Company excluding the Spinco Business. The Merger Agreement also provides for Everi’s board of directors to recommend that its stockholders vote in favor of the Proposed Transaction, subject to certain exceptions described in the Merger Agreement.

The Merger Agreement contains specified termination rights for the Company, Everi and Buyer, including, among other things, that the Company or Buyer may terminate the Merger Agreement if Everi’s board adopts, approves, endorses, declares advisable or recommends to its stockholders an acquisition proposal other than the contemplated transaction, and under other circumstances as set forth in the Merger Agreement. The Merger Agreement may also be terminated by the Company, Everi or Buyer, subject to specified limitations, if the Closing is not consummated by July 26, 2025 (the “Outside Date”), provided that the Outside Date may be extended under certain circumstances as specified in the Merger Agreement, including with respect to the timing of regulatory approvals and the Marketing Period (as defined in the Merger Agreement). The Merger Agreement further provides that in connection with a termination of the Merger Agreement under specified circumstances, each of the Company, Everi and Buyer may be obligated to pay a termination fee and/or reimburse the other parties for certain specified costs.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Form 6-K and is incorporated herein by reference.

Employee Matters Agreement

The Employee Matters Agreement, among other things, allocates among the parties the pre-and post-Closing liabilities in respect of the current and former employees of the Spinco Business (including liabilities in respect of employee compensation and benefit plans covering such employees). Subject to various exceptions, Spinco will generally assume liabilities in respect of the current and former employees of the Spinco Business and any assets dedicated thereto, and the Company will generally retain employee liabilities and assets related to the Company.

The foregoing description of the Employee Matters Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Employee Matters Agreement, which is filed as Exhibit 10.2 to this Form 6-K and is incorporated herein by reference.

Real Estate Matters Agreement

The Real Estate Matters Agreement governs the allocation and transfer of real estate between the Company and Spinco. Pursuant to the Real Estate Matters Agreement, the Company may transfer to, or share with, Spinco certain leased property associated with the Spinco Business. The Real Estate Matters Agreement describes the manner in which the Company will conduct an internal feasibility review to determine the suitability of certain leased property for a sublease or license to Spinco. Following such review, the Company and Spinco may agree to (i) enter into a sublease or license of a portion of a leased property, or (ii) secure an alternative location and/or remote work arrangement for employees and operations which would otherwise have continued at such leased property.

The foregoing description of the Real Estate Matters Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Real Estate Matters Agreement, which is filed as Exhibit 10.3 to this Form 6-K and is incorporated herein by reference.

Tax Matters Agreement

The Tax Matters Agreement sets forth, among other things, the parties’ respective rights, responsibilities and obligations with respect to taxes of Spinco, the Company, Buyer and their respective subsidiaries (including taxes arising in the ordinary course of business and taxes imposed in connection with the Proposed Transaction), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters. Generally, the Company will be responsible for taxes incurred by the Spinco Business through the date of the Equity Sale, and Spinco (and Buyer through its ownership of Spinco) will be responsible for taxes incurred by Spinco following the date of the Equity Sale. The Company will also be responsible for any taxes imposed on Spinco in connection with the Proposed Transaction.

The foregoing description of the Tax Matters Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tax Matters Agreement, which is filed as Exhibit 10.4 to this Form 6-K and is incorporated herein by reference.

Support Agreement

The Support Agreement contains, among other things, an agreement by De Agostini not to directly or indirectly, and not to permit any of its affiliates to, engage in, manage or operate (or own an equity interest in any person who engages in, manages or operates), anywhere in the world, any business that competes with the Restricted Business (as defined in the Support Agreement), so long as a designee of De Agostini or its affiliates is serving as a member of the board of directors or similar body of Buyer or an affiliate thereof or De Agostini and its affiliates collectively own at least 10% of the outstanding equity interests of Buyer. The Support Agreement also contains certain restrictions on the transfer of all of the shares of capital stock of the Company owned or subsequently acquired by De Agostini if doing so would reasonably be expected to prevent, materially impede or materially delay consummation of the Proposed Transaction, and a requirement to make and not withdraw certain regulatory filings, and to provide information in support of the financing and filings with the SEC necessary in connection with the consummation of the Proposed Transaction. The Support Agreement also provides that De Agostini may not disclose certain information regarding the Company or Everi to Buyer and its affiliates. The Support Agreement automatically terminates upon the earliest of the Closing, the valid termination of the Merger Agreement and the valid termination of the Separation Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 10.5 to this Current Report on Form 8-K and is incorporated by reference herein.

OTHER EVENTS

Use of Proceeds

The Company expects significant portions of the Purchase Price to be used to repay debt and to be returned to shareholders.

PRESS RELEASE

On July 26, 2024, Apollo, the Company and Everi issued a joint press release announcing the parties’ entry into definitive agreements in connection with the Proposed Transaction. A copy of the press release is attached hereto as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information in this Exhibit 99.1 to this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act related to Proposed Transaction. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve risks and uncertainties that could significantly affect the financial or operating results of IGT. These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “intend,” “may,” “plan,” “project,” “should,” “will,” and “would” and the negative of these terms or other similar expressions. Forward-looking statements in this Form 6-K include, among other things, statements about the potential benefits of the Proposed Transaction, including future plans, objectives, expectations, and intentions; the anticipated timing of completing the Proposed Transaction; and the expected use of cash proceeds from the Proposed Transaction. In addition, all statements that address operating performance, events or developments that IGT expects or anticipates will occur in the future — including statements relating to creating value for shareholders, benefits of the Proposed Transaction and the expected timetable for completing the Proposed Transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among other things, risks related to the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the Proposed Transaction; the ability to retain and hire key personnel; negative effects of the announcement or failure to consummate the Proposed Transaction on the market price of IGT’s ordinary shares and on IGT’s operating results; the occurrence of any event, change or other circumstances that could give rise to the termination of the Separation Agreement or the Merger Agreement; significant transaction costs, fees, expenses and charges; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operational relationships following the Proposed Transaction announcement or closing of the Proposed Transaction and the diversion of the attention of the management team of IGT from its ongoing business); failure to consummate or delay in consummating the Proposed Transaction for any reason; risks relating to any resurgence of the COVID-19 pandemic or similar public health crises; risks related to competition in the gaming and lottery industries; dependence on significant licensing arrangements, customers, or other third parties; risks related to the financing of the Proposed Transaction; economic changes in global markets, such as currency exchange, inflation and interest rates, and recession; government policies (including policy changes affecting the gaming industry, taxation, trade, tariffs, immigration, customs, and border actions) and other external factors that IGT cannot control; regulation and litigation matters relating to the Proposed Transaction; unanticipated adverse effects or liabilities from business divestitures; risks related to intellectual property, privacy matters, and cyber security (including losses and other consequences from failures, breaches, attacks, or disclosures involving information technology infrastructure and data); other business effects (including the effects of industry, market, economic, political, or regulatory conditions); and other risks and uncertainties, including, but not limited to, those described in IGT’s Annual Report on Form 20-F on file with the SEC and from time to time in other filed reports including IGT’s Reports on Form 6-K.

A further description of risks and uncertainties relating to IGT can be found in its most recent Annual Report on Form 20-F and Reports on Form 6-K, all of which are filed with the SEC and available at www.sec.gov.

IGT does not intend to update the forward-looking statements contained in this Form 6-K as a result of new information or future events or developments, except as required by law.

EXHIBITS

Exhibit Number	Description

2.1	Agreement and Plan of Merger by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc., Voyager Parent, LLC and Voyager Merger Sub, Inc., dated as of July 26, 2024.

10.1	Separation and Sale Agreement by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc. and Voyager Parent, LLC, dated as of July 26, 2024.

10.2	Employee Matters Agreement by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc. and Voyager Parent, LLC, dated as of July 26, 2024.

10.3	Real Estate Matters Agreement by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc. and Voyager Parent, LLC, dated as of July 26, 2024.

10.4	Tax Matters Agreement by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc. and Voyager Parent, LLC, dated as of July 26, 2024.

10.5	Support Agreement by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc., De Agostini S.p.A. and Voyager Parent, LLC, dated as of July 26, 2024.

99.1	Joint Press Release, dated as of July 26, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2024	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary